Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Recognized As a Leader by Independent Research

Firm’s Latest CRM Suites Customer Service Solutions Report

CDC Software Recognized for Delivering

User-Friendly, Flexible, and Cost-Effective Solution

SHANGHAI, ATLANTA, Jan. 5, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced it was recognized as a leader in “The Forrester Wave™: CRM Suites Customer Service Solutions, Q3 2010”, Forrester Research Inc., July 19, 2010.

In the report, Forrester evaluated 19 CRM suite customer service solutions. In that report, CDC Software was among a total of seven vendors recognized as “Leaders: A variety of Solutions to Fit Different Needs.”

According to the Forrester report, CDC Software delivers a user-friendly, flexible and cost effective solution with Pivotal CRM. CDC’s solution “leverages Microsoft technology to offer a solution that is highly flexible and adaptable to complex use cases. Pivotal leverages industry best practices as a starting point, has the flexibility to tailor those best practices, and enables quick response to changes in the business environment.”

The Forrester report states Pivotal CRM “offers native support for rich Internet application frameworks such as Ajax and Microsoft Silverlight to provide a better UI than can traditionally be accomplished through Internet applications and make them more similar to desktop applications. CDC Pivotal has very strong reliability, availability, offline support, and time-to-value.”

“We are thrilled to have Pivotal CRM again cited as a leader in a Forrester Wave report,” said Jason Rushforth, president of Front Office solutions for CDC Software. “Earlier, Forrester Research recognized Pivotal CRM as a leader in their June 2010 reports: “The Forrester Wave:™: CRM Suites For Large Organizations, Q2 2010, and “The Forrester Wave™: CRM

Suites For Midsized Organizations, Q2 2010”. In those reports and in this latest report for Customer Service solutions, Pivotal CRM also was given high marks for ease of use and relatively fast deployment times. We believe these benefits along with Pivotal CRM’s rich functionality and superior integration with Microsoft technology, help organizations satisfy their customers’ demands for high quality service and support in return for their loyalty.”

CDC Pivotal CRM 6.0 is a customer relationship management platform based on Microsoft.NET Framework 3.5, Windows 7, Windows Server, and Microsoft’s SQL Server. It provides task-based navigation, embedded Microsoft Office SharePoint Server 2007 and Microsoft Office System 2007 applications, easy customization, a smart client user interface, high-user adoption and a low total cost of ownership (TCO). CDC Pivotal CRM is a highly flexible CRM solution that addresses the unique industry-specific requirements of certain targeted markets and easily and cost-effectively adapts to company-specific business practices.

The tight integration with Microsoft Office Outlook 2007 (including calendaring, task and e-mail capabilities) within the platform allows users to complete much of their daily work without having to leave their CRM system. Pivotal CRM features also provide easier customization, enhanced searching and reporting capabilities, the flexibility to conform to a company’s way of doing business and ease of use, all of which helps to increase user adoption and lead to overall higher worker productivity.

About CDC Pivotal CRM

CDC Software’s Pivotal CRM is a flexible, powerful customer relationship management solution for companies that want to use CRM strategically—to model, enhance, and streamline their unique sales, marketing, and customer service processes. Built with the user experience in mind, CDC Pivotal CRM offers unparalleled flexibility and customizability, enabling companies to tailor the system precisely to their users’ needs. With a Microsoft-style interface and role- and task-based navigation, CDC Pivotal CRM is a familiar and comfortable system for users, reducing the learning curve and increasing the speed of user adoption. CDC Pivotal CRM embeds Microsoft Outlook and SharePoint right within the CRM system and integrates closely with the Microsoft Office suite, bringing data to the user when and where they need it, for optimal efficiency. To learn more, visit www.CDCsoftware.com/PivotalCRM.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and includes statements relating to beliefs regarding the leadership role of Pivotal CRM, beliefs regarding the functionality of Pivotal CRM and the benefits thereof for users, including increases in productivity, beliefs regarding customer and user preferences, beliefs regarding the time and labor savings provided by Pivotal 6.0 and the ease of implementation thereof, the ability of Pivotal CRM to address the needs of the market, such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage and other statements. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the market; the continued ability of Pivotal CRM solutions to address industry-specific requirements of companies demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the targeted vertical markets. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Software Corporation in its Annual Report for the year ended December 31, 2009 on Form 20-F filed on June 1, 2010. All forward-looking statements included in this press release are based upon information available to management and third parties as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company makes no representations or warranties herein regarding its products and services, and assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.